Filed pursuant to Rule 497(a)
File No. 333-231940
Rule 482 ad

1


FUNDRISE
FLAGSHIP FUND

Open on Flagship Fund logo.

2


Buy low
FUNDRISE

Fade to ticker with text on

VO: Buy low..

3


Buy low
Sell high
FUNDRISE

Green ticker pushes in from right. "Sell high" also comes in

VO: ...sell high.

4


FUNDRISE

Cut to golfer putting.

VO: Easy to say.

5


Hard to do
FUNDRISE

As ball approaches hole, but misses. Text appears.

VO: Hard to do.

6


Interest rates rose
FUNDRISE

Cut to Jerome Powell press conference

VO: Interest rates rose..

7


Interest rates rose
FUNDRISE

Footage of clouds moving behind Federal Reserve

8


FUNDRISE

Video frame crops in from edges of previous clip, middle clip appears.

VO: ...Real estate values fell.

9


FUNDRISE

Video frame crops in again, new clip of traffic jam appears in the middle

VO: ...the market was paralyzed

10


It's time to buy
FUNDRISE

Footage of waving green racing flag. Text on screen shows "It's time to buy."

VO: For us, that means it's time...

11


Buy Now
FUNDRISE

Rapidly flips through 2 different "buy now" buttons

VO: to buy.

12


FUNDRISE

Zoom out of center image to reveal same image in the Fundrise app on phone. Person scrolls the newsfeed.

VO: And you can join us.

13


FUNDRISE
FLAGSHIP FUND
Real estate investing, built for you.
fundrise.com/flagship
Carefully review and consider the investment objectives, risks, charges and expenses of the Fundrise Flagship Fund before investing. This and other information can be found in the Fund's prospectus at fundrise.com/flagship. You can view all of the assets in the Fundrise Flagship Fund at fundrise.com/flagship.

Zoom out and overlay. End card with logo and disclaimers.

VO: The Fundrise Flagship Fund: real estate investing, built for you.

:30 Storyboard for filing

1

FUNDRISE
FLAGSHIP FUND

Open on Flagship Fund logo.

2


Buy low

Fade to ticker with text on

VO: Buy low..

3


Buy low
Sell high

Green ticker pushes in from right. "Sell high" also comes in

VO: ...sell high.

4



Cut to golfer putting.

VO: Easy to say.

5


Hard to do

As ball approaches hole, but misses. Text appears.

VO: Hard to do.

6


Interest rates rose

Cut to Jerome Powell press conference

VO: Interest rates rose..

7


Interest rates rose

Footage of clouds moving behind Federal Reserve

VO: ...causing real estate values...

8



Video frame crops in from edges of previous clip, middle clip appears.

VO: ...to fall. As a result..

9



Video frame crops in again, new clip of traffic jam appears in the middle

VO: ...the market was paralyzed

10



Footage of people walking on Wall Street

VO: But for the Fundrise Flagship Fund...

11



Crosswalk signal turns from don't walk to walk.

VO: that means... it's time...

12


It's time to buy

Footage of waving green racing flag. Text on screen shows "It's time to buy."

VO: ... to buy.

13


Buy Now
Now
UY
FUNDRISE
FLAGSHIP FUND

Rapidly flips through 3 different "buy now" buttons

VO: Time to buy assets we expect to perform...

14


The Flagship Fund's $1.1 billion in assets, as of Dec 31, 2023, is subject to fluctuation and may change over time.
FUNDRISE
FLAGSHIP FUND

Flagship fund assets vertically slide in one after another.

VO: — from single-family rentals to distribution centers.

15


FUNDRISE
FLAGSHIP FUND

More assets continue to animate in a grid pattern.

VO: That's how we plan to expand our billion-dollar portfolio.

16


FUNDRISE
FLAGSHIP FUND

Zoom out of center image to reveal same image in the Fundrise app on phone. Person scrolls the newsfeed.

VO: And it's all available to you.

17


FUNDRISE
FLAGSHIP FUND
Real estate investing, built for you.
fundrise.com/flagship
Carefully review and consider the investment objectives, risks, charges and expenses of the Fundrise Flagship Fund before investing. This and other information can be found in the Fund's prospectus at fundrise.com/flagship. You can view all of the assets in the Fundrise Flagship Fund at fundrise.com/flagship.

Zoom out and overlay. End card with logo and disclaimers.

VO: The Fundrise Flagship Fund: real estate investing, built for you.

Austin Hankwitz 1

TikTok



Buy or RENT
Which is Cheaper?
Buying or Renting
VS.
Med. Price: $392K
Credit Sc: 720 pts.
Interest Rate: 7.10%
496
34
86
31
austinhankwitz
Austin Hankwitz · 4d ago
Follow

Is it cheaper to buy a house or rent in 2024? Let’s find out.


rent.com/research/average-rent-price-report/
Florida, Oklahoma, and Texas were also among the large
over year. Price slides in Oklahoma ensured its position a
States with Largest Increase or Decrease in Askir
The following states have experienced the greatest changes in rent prices year
State Increases
Median Rent
YoY % Change
MoM % Change
Mississippi $1,187 13.93% -1.73%
Michigan $1,505 13.89% 4.83%
New Hampshire $2,104 13.07% 5.75%
Kansas $1,226 11.27% 1.63%
North Dakota $1,101 10.99% 0.19%
Wisconsin $1,541 9.00% -0.34%
South Carolina $1,546 7.57% 1.02%
Minnesota $1,581 7.44% -2.71%
Missouri $1,213 7.43% 4.93%
Indiana $1,324 6.57% 0.01%
Source: Rent. • Get the data • Created with Datawrapper
Metro rent price trenc
Positive changes at the metro level were led by the Provic
on a yearly basis, and just over one-half of one percent m
metro in this study at $2,846, placing it between Seattle, V
other Northeastern city among the largest gainers. Perenr
across the metro rose 5.19 percent on a yearly basis, whi
Helping propel Midwestern gains in November was the Co
496
34
86
31
00:17 / 01:14
austinhankwitz
Austin Hankwitz · 4d ago
Follow

According to a December study published by Rent.com, rent prices around the country dropped by more than -2% annually during the month of November — bringing the median asking rent down to $1,967 per month.

Obviously this price varies wildly depending on which part of the country you live in as you can see in this chart. But for the sake of the experiment, let's go


ECONOMIC DATA | ST. LOUIS FED
Categories > Production & Business Activity >
Median Sales Price of Exis
Observation:
Dec 2023: 387,000
(+ more)
Units:
Dollars
Not Se
Dec 2023: 387,000
Nov 2023: 392,200
Oct 2023: 396,000
Sep 2023: 397,400
Aug 2023: 410,200
View All
Price of Existing
Dollars
390,000
380,000
496
34
86
31
00:24 / 01:14
Speed
austinhankwitz
Austin Hankwitz · 4d ago
Follow

Right now the median value of a single family house in the United States is $392,100. If you have an average 720 credit score, you could expect to pay 7.1% interest on your mortgage of $313,680 assuming you put down 20% to avoid PMI. Your monthly mortgage payment would come out to around $2,100 — but that's before escrow.



Buy
$
VS.
Med. Price : $392K
Credit Sc: 720 pts.
Interest Rate: 7.10%
Down Pmt:
(no PMI)
+ Insurance
+ Property
496
34
86
31
00:34 / 01:14
Speed
austinhankwitz
Austin Hankwitz · 4d ago
Follow

When you include insurance and property taxes, your monthly payment is now much closer to $2,500 depending on the state you live in. At the moment, it’s cheaper to rent.


IN 2024?
Rent
$1.967
'22 → $1,991
'21 → $2,037
'20 → $1,688
496
34
86
31
00:53 / 01:14
Speed
austinhankwitz
Austin Hankwitz · 4d ago
Follow

If it's cheaper to rent, where do you think that demand will go over the coming years?
Single-family rental homes. Build-for-rent single family homes is an interesting area to explore.


fundrise.com/campaigns/fund/flagship
FUNDRISE
Venture
New
Private credit
Build-for-rent
Build-for-rent (BFR) is one of the fastest-growing asset classes in
to the strategy of developing residential communities specifically
market, rather than for sale. This trend caters to the massive dem
rentals due to their unique combination of flexibility, affordabilit
496
34
86
31
01:02 / 01:14
Speed
austinhankwitz
Austin Hankwitz · 4d ago
Follow

It's also a core strategy of Fundrise's Flagship Fund.


fundrise.com/campaigns/fund/flagship
FUNDRISE
Venture New
Private credit
Real estate
The strategies that
The Fundrise Flagship Fund is design
from a diversified portfolio of our m
strategies: build-for-rent housing com
assets in th
Build-for-rent
Build-for-rent (BFR) is one of the fastest-growing asset classes in the world.
to the strategy of developing residential communities specifically for the re
market, rather than for sale. This trend caters to the massive demand for si
rentals due to their unique combination of flexibility, affordability, and large
Carefully consider the investment objectives, risks, charges and expenses of the Fundrise Flagship Fund before investing. This and other information can be found in the Fund's prospectus Fundrise.com/Flagship. Read them carefully before investing. #FlagshipFundMarketing
496
34
86
31
01:08 / 01:14
Speed
austinhankwitz
Austin Hankwitz · 4d ago
Follow
Renting is cheaper than buying in 2024, and until the Federal Reserve cuts interest rates in a meaningful way — that's... more

To learn more about investing into build-for-rent single family homes through the Fundrise Flagship Fund, click here.



austinhankwitz

Austin Hankwitz · 4d ago

Follow

Renting is cheaper than buying in 2024, and until the Federal Reserve cuts interest rates in a meaningful way — that's going to be our reality.

For those of you curious about build-for-rent single family homes, how and where they're constructed — you can learn more by exploring the Fundrise Flagship Fund.

#FundrisePartner Carefully consider the investment objectives, risks, charges and expenses of the Fundrise Flagship Fund before investing. This and other information can be found in the Fund's prospectus fundrise.com/flagship.

Read them carefully before investing. #flagshipfundmarketing

less

Instagram


RENT IN 2024?
Which is Cheaper?
Buying or Renting
Rent
$
VS.
witz.business • Follow
Original audio
witz.business 4d
Renting is cheaper than buying in 2024, and until the Federal Reserve cuts interest rates in a meaningful way — that's going to be our reality. For those of you curious about build-for-rent single family homes, how and where they're constructed — you can learn more by exploring the Fundrise Flagship Fun. #FundrisePartner Carefully consider the investment objectives, risks, charges, and expenses of the Fundrise Flagship Fund before investing. This and other information can be found in the Fund's prospectus fundrise.com/flagship. Read them carefully before investing.
huub_logtenberg 1d
Anually during the month november?
193 likes
4 days ago

Is it cheaper to buy a house or rent in 2024? Let's find out.


December 2023 Rent Report - Re
rent.com/research/average-rent-price-report/
Jon Leckie
Yearly declines in asking rents accelerated in Nov
the second month in a row, and the third time in th
November's -2.09 percent decline was significantly
were just below one-third of one percent, while dec
November was also the first time in more than thre
single percent. In February 2020, prices dropped b
across the country, prices declined again in March
and following those late-winter declines, national p
May 2023 that yearly prices shrank again. Over tha
March 2020 to $1,967 in May 2023.
The current national median price is also $1,967.
On a monthly basis, prices declined for a third cons
Current asking rents decreased -0.57 percent mon
October and a more than two percent drop from Au
2023.
Rental Market Summary
November 2023
Median Monthly Price
$1,966
Get the data • Created with Datawrapper
Despite the slowdown, another monthly drop is furt
eluded the market during the pandemic. September
witz.business • Follow
Original audio
witz.business 4d
Renting is cheaper than buying in 2024, and until the Federal Reserve cuts interest rates in a meaningful way — that's going to be our reality. For those of you curious about build-for-rent single family homes, how and where they're constructed — you can learn more by exploring the Fundrise Flagship Fun. #FundrisePartner Carefully consider the investment objectives, risks, charges, and expenses of the Fundrise Flagship Fund before investing. This and other information can be found in the Fund's prospectus fundrise.com/flagship. Read them carefully before investing.
huub_logtenberg 1d
Anually during the month november?
193 likes
4 days ago

According to a December study published by Rent.com, rent prices around the country dropped by more than -2% annually during the month of November — bringing the median asking rent down to $1,967 per month.

Obviously this price varies wildly depending on which part of the country you live in as you can see in this chart. But for the sake of the experiment, let's go


FRED
ECONOMIC DATA | ST. LOUIS FED
Categories > Production & Business Activity > Housing
Median Sales Price of Existing
Observation:
Dec 2023: 387,000
(+ more)
Units:
Dollars,
Not Seasonally
Dec 2023: 387,000
Nov 2023: 392,200
Oct 2023: 396,000
Sep 2023: 397,400
Aug 2023: 410,200
View All
Price of Existing Single-Fan
Dollars
390,000
380,000
370,000
witz.business • Follow
Original audio
witz.business 4d
Renting is cheaper than buying in 2024, and until the Federal Reserve cuts interest rates in a meaningful way — that's going to be our reality. For those of you curious about build-for-rent single family homes, how and where they're constructed — you can learn more by exploring the Fundrise Flagship Fun. #FundrisePartner Carefully consider the investment objectives, risks, charges, and expenses of the Fundrise Flagship Fund before investing. This and other information can be found in the Fund's prospectus fundrise.com/flagship. Read them carefully before investing.
huub_logtenberg 1d
Anualy during the month november?
193 likes
4 days ago

Right now the median value of a single family house in the United States is $392,100. If you have an average 720 credit score, you could expect to pay 7.1% interest on your mortgage of $313,680 assuming you put down 20% to avoid PMI. Your monthly mortgage payment would come out to around $2,100 — but that's before escrow.


IN 2024?
Rent
$1,967
$1,991
'21
$2,037
'20
$1,688
witz.business • Follow
Original audio
witz.business 4d
Renting is cheaper than buying in 2024, and until the Federal Reserve cuts interest rates in a meaningful way — that's going to be our reality. For those of you curious about build-for-rent single family homes, how and where they're constructed — you can learn more by exploring the Fundrise Flagship Fun. #FundrisePartner Carefully consider the investment objectives, risks, charges, and expenses of the Fundrise Flagship Fund before investing. This and other information can be found in the Fund's prospectus fundrise.com/flagship. Read them carefully before investing.
huub_logtenberg 1d
Anually during the month november?
193 likes
4 days ago

When you include insurance and property taxes, your monthly payment is now much closer to $2,500 depending on the state you live in. At the moment, it's cheaper to rent. If it's cheaper to rent, where do you think that demand will go over the coming years? Single-family rental homes. Build-for-rent single family homes is an interesting area to explore.


fundrise.com/campaigns/fund/flagship
FUNDRISE
Venture New
Private credit
Build-for-rent
Build-for-rent (BFR) is one of the fastest-growing asset classes i
to the strategy of developing residential communities specifica
market, rather than for sale. This trend caters to the massive de
rentals due to their unique combination of flexibility, affordabil
witz.business • Follow
Original audio
witz.business 4d
Renting is cheaper than buying in 2024, and until the Federal Reserve cuts interest rates in a meaningful way — that's going to be our reality. For those of you curious about build-for-rent single family homes, how and where they're constructed — you can learn more by exploring the Fundrise Flagship Fun. #FundrisePartner Carefully consider the investment objectives, risks, charges, and expenses of the Fundrise Flagship Fund before investing. This and other information can be found in the Fund's prospectus fundrise.com/flagship. Read them carefully before investing.
huub_logtenberg 1d
Anually during the month november?
193 likes
4 days ago

It's also a core strategy of Fundrise's Flagship Fund.


The strat
The Fundrise Fla
from a diversifi
strategies: build-
Build-for-rent
Build-for-rent (BFR) is one of the fastest-growing
to the strategy of developing residential commu
market, rat
s trend caters to
rentals due to
mbination of flexib
Carefully consider the investment objectives, risks, charges and expenses of the Fundrise Flagship Fund before investing. This and other information can be found in the Fund's prospectus Fundrise.com/Flagship. Read them carefully before investing. #FlagshipFundMarketing
witz.business · Follow
Original audio
witz.business 4d
Renting is cheaper than buying in 2024, and until the Federal Reserve cuts interest rates in a meaningful way — that's going to be our reality. For those of you curious about build-for-rent single family homes, how and where they're constructed — you can learn more by exploring the Fundrise Flagship Fun. #FundrisePartner Carefully consider the investment objectives, risks, charges, and expenses of the Fundrise Flagship Fund before investing. This and other information can be found in the Fund's prospectus fundrise.com/flagship. Read them carefully before investing.
huub_logtenberg 1d
Anually during the month november?
193 likes
4 days ago

To learn more about investing into build-for-rent single family homes through the Fundrise Flagship Fund, click here.

Robert Croak 1

TikTok


Is 2024 a good time to buy Real Estate? With rate cuts coming I think so 🚀💪🏻‼️
The Federal Reserve
942
81
203
117
robertcroakofficial
ROBERT CROAK · 5d ago
Follow

The Federal Reserve has signaled their intention to cut interest rates in 2024, and if you're a real estate investor like me this is good news. In 2023, real estate was in recession — especially commercial —

as apartment prices around the country plummeted by more than 34%.


2008: Great Recession
29%
down from
prior peak
Jan 2008
Jan 2009
Jan 2010
Jan 2011
2023: Fed slays inflation
35%
down from
prior peak
Jan 2022
Jan 2023
Jan 2024
Jan 2025
as apartment prices
942
81
203
117
00:14 / 01:04
Speed
robertcroakofficial
ROBERT CROAK · 5d ago
Follow

The best investor of our time, Warren Buffett, famously said “be greedy when others are fearful,” and that’s exactly what the Fundrise Flagship Fund plans to do in 2024.The strategy is simple, everyone — deliver long-term appreciation from a diversified portfolio of real estate strategies including last-mile distribution, multi-family, and build-for-rent.

With lower volatility than stocks and higher potential return than bonds, alternative assets like private real estate can anchor your portfolio — smoothing out the wild ups and downs of the markets.


Carefully consider the investment objectives, risks, charges and expenses of the Flagship Fund before investing. This and other information can be found in the Fund's prospectus fundrise.com/flagship. Read them carefully before investing. #flagshipfundmarketing
942
81
203
117
Flagship Fund
00:58 / 01:04
Speed
robertcroakofficial
ROBERT CROAK · 5d ago
Follow

To learn more about the Fundrise Flagship Fund and invest with as little as $10, there's a link in my bio.



robertcroakofficial
ROBERT CROAK · 5d ago

Follow

#CapCut I’ve always been a big believer in real estate, and that’s not stopping anytime soon!! The Fundrise Flagship Fund gives us all the opportunity to gain access to these investment opportunities whether you have $50 or $5,000. #FundrisePartner

Carefully consider the investment objectives, risks, charges and expenses of The Flagship Fund before investing. This and other information can be found in the Fund’s prospectus fundrise.com/flagship (http://fundrise.com/flagship). Read them carefully before in
vesting. #flagshipfundmarketing

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Instagram



in 2024!!
robertcroak · Follow
Original audio
robertcroak 2d
I've always been a big believer in real estate, and that's not stopping anytime soon!! The Fundrise Flagship Fund gives us all the opportunity to gain access to these investment opportunities whether you have $50 or $5,000.
#FundrisePartner
Carefully consider the investment objectives, risks, charges and expenses of The Flagship Fund before investing. This and other information can be found in the Fund's prospectus fundrise.com/flagship (http://fundrise.com/flagship). Read them carefully before in vesting.
#flagshipfundmarketing
eddie.mooore 2d
3,554 likes
2 days ago

The Federal Reserve has signaled their intention to cut interest rates in 2024, and if you're a real estate investor like me this is good news. In 2023, real estate was in recession — especially commercial —


2008: Great Recession
29%
down from prior peak
2023: Fed slays inflation
35%
down from prior peak
plummeted by 34%!!
robertcroak · Follow
Original audio
robertcroak 2d
I've always been a big believer in real estate, and that's not stopping anytime soon!! The Fundrise Flagship Fund gives us all the opportunity to gain access to these investment opportunities whether you have $50 or $5,000.
#FundrisePartner
Carefully consider the investment objectives, risks, charges and expenses of The Flagship Fund before investing. This and other information can be found in the Fund's prospectus fundrise.com/flagship (http://fundrise.com/flagship). Read them carefully before in vesting.
#flagshipfundmarketing
catsntm 2d
3,554 likes
2 days ago

as apartment prices around the country plummeted by more than 34%.

The best investor of our time, Warren Buffett, famously said “be greedy when others are fearful,” and that’s exactly what the Fundrise Flagship Fund plans to do in 2024.The strategy is simple, everyone — deliver long-term appreciation from a diversified portfolio of real estate strategies including last-mile distribution, multi-family, and build-for-rent.

With lower volatility than stocks and higher potential return than bonds, alternative assets like private real estate can anchor your portfolio — smoothing out the wild ups and downs of the markets.


Carefully consider the investment objectives, risks, charges and expenses of the Flagship Fund before investing. This and other information can be found in the Fund's prospectus fundrise.com/flagship. Read them carefully before investing. #flagshipfundmarketing
$10 dollars...
robertcroak · Follow
Original audio
robertcroak 2d
I've always been a big believer in real estate, and that's not stopping anytime soon!! The Fundrise Flagship Fund gives us all the opportunity to gain access to these investment opportunities whether you have $50 or $5,000.
#FundrisePartner
Carefully consider the investment objectives, risks, charges and expenses of The Flagship Fund before investing. This and other information can be found in the Fund's prospectus fundrise.com/flagship (http:// fundrise.com/flagship). Read them carefully before in vesting.
#flagshipfundmarketing
catsntm 2d
3,554 likes
2 days ago

To learn more about the Fundrise Flagship Fund and invest with as little as $10, there's a link in my bio.